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Creating New WordPress Instance
Site: da4b19ce-74ad-40d6-9e68-1b30b9027a2f.s1.conves.io
Runtime: 0:13
2019-03-21 10:22:50 am: Starting Job Execution with Cloud-PID 3365d3b1-01d0-4522-9507-512346d9a673 ...
2019-03-21 10:22:50 am: Setting up new database in cluster "shared_pxc4"
2019-03-21 10:22:52 am: Database, successfully created on cluster "shared_pxc4"
2019-03-21 10:22:52 am: Skipping deployment from version control.
2019-03-21 10:22:53 am: Skipping deployment from backup.
2019-03-21 10:22:53 am: Skipping deployment from import.
2019-03-21 10:22:53 am: Staring deployment from scratch
2019-03-21 10:22:53 am: WORKING DIR do not exists. Creating a new one
2019-03-21 10:22:54 am: Building File System ...
Showing 1 to 8 out of 8 sites
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